

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Mr. JaeChan Kim
President and Chief Executive Officer
USChina Taiwan, Inc.
c/o Public Equity Group Inc
9900 Corporate Campus Dr. Suite 3000
Louisville, KY 40223

> **Re:** **USChina Taiwan, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed July 12, 2012**
> **File No. 0-54152**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Cover Page of Form 10-K

1. In future Exchange Act reports, please ensure that you provide your reporting number: 000-54152.

2. In future Exchange Act periodic reports, as applicable, please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Please refer to the Form 10-K.

Item 1A. Risk Factors, page 5

Our only Director, Mr. Hong has limited financial capability …, page 6

3. We note your disclosure regarding the line of credit taken by Mr. Hong. Please tell us the amount that Mr. Hong used for your business and the amount that was used for his personal expenses. Further, please clarify the approximate amount of time Mr. Hong devotes to this business each week. Please provide similar disclosure in future Exchange Act reports.

Part II, page 10

Item 5. Market for Registrant's Common Equity …, page 10

4. In future Exchange Act reports, please revise to state that your securities are quoted and not traded or listed on the OTCBB and provide the disclosure requested by Item 201(a)(iii) of Regulation S-K. Please provide us with a sample of such revised disclosure.

c. Dividends, page 10

5. We note your disclosure that you distributed 1,230,000 shares of stock of USChina Venture III, Inc. to shareholders. Please tell us the percentage of the Venture III's outstanding shares that were distributed and how such shares were acquired. Also, please provide a detailed analysis as to how this distribution was consistent with Section 5 of the Securities Act. We may have further comments.

Item 9A: Controls and Procedures, pages 13 to 14

6. Your disclosure does not affirmatively indicate that you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting. In giving consideration to this comment, we wish to emphasize that the disclosures required for internal control over financial reporting and the disclosures required for disclosure controls and procedures are separate and distinct and that complete disclosure within Item 9A includes separate and distinct conclusions related to internal control over financial reporting and disclosure controls and procedures.

    In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7. We note the language in the opinion paragraph does not address the cumulative period from inception. Please amend your filing on Form 10-K to include a new audit report which has updated opinion paragraph language which demonstrates that the auditor has taken responsibility for the audit of the cumulative amounts from inception.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant